SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOBR Safe, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

833592306
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833592306	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (See Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 833592306	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 833592306	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,928 shares of Common Stock issuance upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.62% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 833592306	13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is SOBR Safe, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 6400 S. Fiddlers Green Circle, Suite 1400, Greenwood Village, CO 80111.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Common Stock (as defined in Item 2(d) below) of the Company:

Investment Manager

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by, and underlying the Reported Warrants (as defined below) held by, funds to which the Investment Manager serves as investment manager (the "Empery Funds").

Reporting Individuals

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds.

(iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the "Reporting Individuals") is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:

1 Rockefeller Plaza, Suite 1205
New York, New York 10020

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 833592306	13G	Page 6 of 9 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.00001 (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

833592306

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
	(e)	☒	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________________

CUSIP No. 833592306	13G	Page 7 of 9 Pages

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 34,764,593 shares of Common Stock issued and outstanding as of August 12, 2024, as represented in the Company’s Second Amended and Restated Registration Statement filed on Form S-1 filed with the Securities and Exchange Commission on September 17, 2024 and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”). None of the share ownership numbers set forth herein give effect to the 1:110 reverse stock split announced by the Company on October 1, 2024.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 833592306	13G	Page 8 of 9 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 833592306	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 9, 2024

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

	By:	/s/ Ryan M. Lane
	Name:	Ryan M. Lane
	Title:	Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe